SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                         Commission File Number    0-15692
                                                                --------------

                           NOTIFICATION OF LATE FILING



(Check One):   |X| Form 10-KSB   |_| Form 11-K   |_| Form 20-F  |_| Form 10-Q   |_| Form N-SAR


 For Period Ended:     June 30, 1998
                   -------------------------------------------------------------

[ ]  Transition Report on Form 10-K    [ ]  Transition Report on Form 10-Q
[ ]  Transition  Report on Form  20-F  [ ]  Transition  Report on Form N-SAR [ ]
[ ]  Transition Report on Form 11-K

        For the Transition Period Ended:
                                        ----------------------------------------

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

                       Part III (Items 9, 10, 11 and 12)
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                                     PART I
                             REGISTRANT INFORMATION

     Total Research Corporation
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Full Name of Registrant, Former Name if Applicable


    Princeton Corporate Center, 5 Independence Way
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Address of Principal Executive Office (Street and Number)


     Princeton, New Jersey 08543-5305
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check appropriate box)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


SEE RIDER 1


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Albert         Angrisani                 (609)                 520-9100
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(Name)                               (Area Code)          (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 |X| Yes |_| No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               |_| Yes   |X| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           Total Research Corporation
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  October 29, 1998         By           /s/ Eric Zissman
    -----------------------      -----------------------------------------------
                                     Eric Zissman, Chief Financial Officer

        Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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
                                     Rider I



        On October 28, 1998, the Registrant filed a Form 8-K with the Securities and Exchange Commission (the"Commission") indicating that effective October 22, 1998, the Registrant dismissed Amper, Politzimer & Mattia as its principal accountants and appointed Ernst & Young LLP as its new accountants. The Registrant desires to consult with its new accountants with respect to certain of the information to be contained in Part III of its Form 10-KSB prior to filing such information with the Commission. The Registrant is currently engaged in such consultation and expects that Part III of its Form 10-KSB will be filed shortly.